Exhibit 99.1

Seadrill Limited (SDRL) - Third Quarter 2020 Trading Update

Hamilton, Bermuda, November 20, 2020 - Seadrill Limited (“Seadrill” or “the Company”) (OSE:SDRL, OTCQX:SDRLF), a world leader in offshore drilling, announces a trading update for its third quarter for the period ended September 30, 2020.

Highlights

•	Technical utilization[1] of 94% and economic utilization[2] of 92%

•	Total backlog stands at $2.1 billion

•	Cash and cash equivalents as at September 30, 2020 was $851m

•	Stuart Jackson appointed Chief Executive Officer

•	The role and responsibilities of the Chief Financial Officer are now divided into two new roles: Grant Creed is Chief Restructuring Officer and Neil Gilliver is Chief Accounting Officer

Subsequent Events

•	Following quarter end, approximately $52 million of backlog added:

○	The Sevan Louisiana was awarded a one firm, plus one optional, well contract with Walter Oil & Gas in US Gulf of Mexico adding $17m backlog over the firm term

○	The West Neptune has been awarded a one firm well contract with Kosmos Energy in US-Gulf of Mexico, adding $9m backlog

○	Equinor exercised additional wells on the West Hercules in Norway adding $26m in backlog

•	Total Angola released the West Gemini from its obligations under the contract. Seadrill is entitled to compensation in the form of a lump sum fee

Stuart Jackson, CEO, commented:

“Seadrill continues to play its part in establishing a more viable market environment – taking action on scrapping rigs, reducing the cost of operation and support activities, and addressing our capital structure. In doing so, we remain committed to the delivery of safe and efficient operations for our customers.

“We continue to address the industry issue of too many rigs and too much debt. Managing our rig count is the necessary balance to bringing down our debt burden and we are progressing plans to safely recycle some of our rigs, subject to the approval of our lenders. We are engaged in constructive discussions with our financial stakeholders as we look to carry out a comprehensive restructuring of our balance sheet and our cash balance provides us with the necessary flexibility to manage this process.”

It should be noted that on conclusion of a comprehensive restructuring there is a high probability that the current value of equity will be reduced significantly or to zero value.

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

OPERATING REVIEW

Operations

Technical utilization and economic utilization stood at 94% and 92% respectively; economic utilization was lower than anticipated as a result of the lower operational performance compared to the previous quarter.

At the end of the quarter we had 4 floaters operating in the following regions:

•	Americas—The West Neptune remained under contract with LLOG in the Gulf of Mexico and the West Tellus under contract with Petrobras in Brazil

•	North Sea—The West Hercules continues work in Norway with Equinor. The West Phoenix was under contract with Neptune Energy also in Norway.

Across the jack-up fleet we maintained high levels of utilization throughout the quarter, with four working in the Middle East and two harsh-environment jack-ups working in Norway. The West Castor and West Telesto are on bareboat charter to our Gulfdrill joint venture in Qatar.

The decision to continue to invest in drilling assets requires a disciplined approach and the current, weak macroeconomic environment, combined with an oversupplied market does not justify asset reactivation. We are focused on enacting cash preservation and efficiency measures over the coming quarters to ensure that we effectively position ourselves to produce the investment return our stakeholders deserve. In line with our announcement at the start of the year to scrap up to 10 assets within our fleet, legacy units that no longer offer sufficient returns on investment will be marketed for sale or scrapped. As part of this position, in the current quarter we sold the West Epsilon to Well-Safe Solutions, which was long-term cold stacked before its sale. We do not believe that reactivation of cold-stacked assets in the current environment represents an appropriate use of cash nor return on investment.

COMMERCIAL REVIEW

Order Backlog

Order Backlog1 at September 30, 2020 was approximately $2.1 billion.

Following quarter end, we added approximately $52 million of backlog from the following contract awards:

•	The Sevan Louisiana was awarded a one firm, plus one optional, well contract with Walter Oil & Gas in US Gulf of Mexico adding $17m in backlog over the firm term

•	The West Neptune was awarded a one firm well contract with Kosmos Energy in US-Gulf of Mexico, adding $9m in backlog

•	Equinor exercised additional wells on the West Hercules in Norway adding $26m in backlog

The disruptive impacts of the oil price decline and COVID-19 could have an adverse effect on our ability to realize our backlog. Our customers may seek to terminate or renegotiate our contracts, which could result in lower dayrates or less favorable economic terms. We highlight the following events:

•	The West Phoenix was early terminated by Neptune Energy, as indicated earlier in the year. Operations in Norway concluded early November

•	The AOD I was suspended from operations by Saudi Aramco in September for three months at a discounted dayrate

•	Following the quarter end, Total Angola released the West Gemini from its obligations under the contract. Seadrill is entitled to compensation in the form of a lump sum fee

Trading Outlook

Offshore activity remains low as a result of the economic impact from the ongoing COVID-19 pandemic. We continue to assess the impact of COVID-19 on our industry, and as a result, we are priming ourselves for a prolonged period of low demand. We believe that the depressed levels of offshore activity will remain throughout 2020 and into late 2021. While we are starting to see some demand come back to market, albeit at a slower pace than initially expected, levels remain significantly below those in 2019. Uncertainty remains around the timing and speed of a global economic recovery and therefore the timing of any increase in oil demand.

Since the supply of rigs in the market still strongly outweighs demand there will continue to be a suppressive effect on utilization levels and dayrates across all segments. We expect further reductions in dayrates in the coming quarters as market participants prioritize utilization over pricing discipline due to the lack of contract coverage and near-term demand. However, we anticipate we will continue to see accelerated retirement of older, and long-term stacked assets.

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats and the impact of future negotiations with our lenders to obtain amendments to our credit facilities and any related contingency planning efforts. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2019 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

November 20, 2020

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Stuart Jackson:	Chief Executive Officer

Media questions should be directed to:

Iain Cracknell	Director of Communications	+44 7765 221 812

Analyst and investor questions should be directed to:

Hawthorn Advisors	seadrill@hawthornadvisors.com	+44 (0) 203 7454960

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